MEMBERS MUTUAL FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

July 23, 2012

BY EDGAR

Mr. Kieran Brown
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           MEMBERS Mutual Funds (SEC File Nos. 333-29511; 811-08261)

Dear Mr. Brown:

The following serves to respond to comments received from you on July 12, 2012 regarding Post-Effective Amendment No. 34 to the MEMBERS Mutual Fund (“Trust”) Form N-1A Registration Statement which adds new share classes to two of the Trust’s series.  We are responding to your comments by filing with this letter Post-Effective Amendment No. 35 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended. No changes have been made to the Trust’s Form N-1A Registration Statement that would prevent Post-Effective Amendment No. 35 from becoming effective on August 1, 2012 pursuant to Rule 485(b).

Prospectus Comments

1.	Comment: In the “Fund Summary” section for the Conservative Allocation Fund, please make the following changes [note: the same comments apply to the “Fund Summary” sections for all the funds]:

a)	Under “Fees and Expenses,” in the introductory paragraph, remove the second and third sentences and add the disclosure specified in Item 3 of Form N-1A relating to sales charge discounts.

b)	Add the word “Load” after “Maximum Sales Charge” in the “Shareholder Fee” table. Do the same after “Maximum Deferred Sales Charge.”

c)	Move the footnotes after the “Shareholder Fee” table so that they appear after the “Annual Fund Operating Expenses” table.

d)	In the “Annual Fund Operating Expenses” table, remove the line item for “Annual Fund Operating Expenses.”

e)	In the introductory paragraph of the “Example,” the third sentence, delete everything in that sentence after the words “5% return each year” up to and including “(if applicable).”

f)
In the “Principal Strategies” section for the Target Allocation Funds, please advise as to whether the bands provided can be narrowed.  Also, with regard to the 0-80% invested in debt securities as an asset class, if there is a strategy to invest in underlying funds with a long-term or short-term debt bias, please disclose this.  In that same section, indicate whether the foreign securities band includes emerging markets.  Also disclose that “below investment grade securities” are also known as “junk.”  Finally, in the discussion regarding “Asset allocation optimization analysis,” remove the phrase “the covariance between asset class returns,” as this is not plain English.

g)	In the “Performance” section, regarding the disclosure after the “Average Annual Total Returns” chart:
•	delete the sentence that begins “Class A, B and C share returns…”
•	move the next sentence into a parenthetical inside the chart itself
(next to each index header), and delete the last sentence in that paragraph.
•	move the sentence that begins “In addition to the Bank of America Merrill Lynch broad based market index…” to the third sentence in the introductory paragraph of this section.
h)
In the “Purchase and Sale of Fund Shares” section, the last paragraph, delete the last two sentences and replace with disclosure regarding procedures for redeeming shares (e.g., by written request, wire transfer, etc.).

i)
In the “Tax Information” section, delete the disclosure provided and replace with a statement that the fund intends to make distributions that will result in ordinary income and/or capital gains, as applicable.

j)
Change the “Financial Intermediary Compensation” heading to “Payments to Broker-Dealers and Other Financial Intermediaries.” In the second to last sentence, add “and your salesperson” after the words “financial intermediary.”

Response:	In response to the comments above, please be advised as follows:

a)	This change has been made to each “Fund Summary.”

b)	This change has been made to each “Fund Summary.”

c)	This change has been made to each “Fund Summary.”

d)	This change has been made to each “Fund Summary” where this extra line item appeared.

e)	This change has been made to each “Fund Summary.”

f)
To the extent practical, the bands have been narrowed for each of the Target Allocation Funds, as requested.  Also, with regard to each Target Allocation Fund’s investments in debt securities as an asset class, there is no pre-determined strategy to invest in underlying funds with a long-term or short-term debt bias, although the portfolio managers’ bias is toward intermediate and short-term maturities.  Disclosure to this effect has been added. Disclosure has been added to indicate that emerging markets are included in

g)	the foreign securities band. The other changes, relating to below investment grade securities and “asset allocation optimization analysis,” have been made as requested.

h)	This change has been made to each “Fund Summary,” as relevant.
i)	This change has been made to each “Fund Summary.”
j)	This change has been made to each “Fund Summary.”
k)	This change has been made to each “Fund Summary.”

2.
Comment:                           In the “Fund Summary” section for the Moderate Allocation Fund, please add equity risk disclosure and credit/pre-payment risk disclosure under “Principal Risks.”  Also, separate out the risk disclosure for “Risks of Non-Investment Grade Securities/Foreign Securities/Mortgage-Backed Securities.”

Response:                           Done.

3.	Comment: In the “Fund Summary” section for the Cash Reserves Fund, please make the following changes:

a)
The footnote after the “Annual Fund Operating Expenses” table must be removed unless the fund is actually waiving fees and the waiver is a contractual fee waiver in place for at least one year.  If these conditions are met, the disclosure needs to be revised to make this clear.

b)
In the “Principal Investment Strategies” section, the first sentence in the first paragraph says that the fund will invest “exclusively” in US dollar denominated money market securities, but then the third sentence in this paragraph says that the fund will invest at least 80% of its assets in these securities.  This is contradictory.  Please explain or revise the disclosure.

c)	In the “Principal Risks” section, delete the second paragraph.

d)	In the “Performance” section, delete the paragraph after the “Average Annual Total Returns” table that begins “The investment adviser waived….”

Response: In response to the comments above, please be advised as follows:

a)	We have removed the footnote.

b)	The fund will only invest in US dollar denominated money market securities. The disclosure has been revised to make this clear.

c)	Done.

d)	Done.

4.
Comment:  In the “Fund Summary” section for the Bond Fund, disclose the dollar-weighted average maturity of the fund as of a recent date.   In addition, in the “Performance” section, delete the paragraph after the “Average Annual Total Returns” table that begins “The former adviser to the fund....”

Response:  The dollar-weighted average maturity of the fund as of 6-30-12 was 6.03 years.  We are disclosing this in the prospectus even though we feel that it does not accurately capture interest rate risk.  Rather, we feel that duration is a much better measure of this risk.  We target duration for the fund to be between 90-110% of the market benchmark duration.  Disclosure to this effect has also been added.  Finally, the paragraph in the “Performance” section was deleted as requested.

5.
Comment:  In the “Fund Summary” section for the High Income Fund, in the “Performance” section, move the paragraph after the “Average Annual Total Returns” table that begins “For periods shown…” to another part of the prospectus (it should not appear in the Fund Summary section).

Response:  Done.

6.	Comment: In the “Fund Summary” section for the Diversified Income Fund, please make the following changes:

a)
In the “Principal Investment Strategies” section, disclose whether there is a maturity strategy for the bond portion of the fund.  Also disclose the dollar-weighted average maturity of the fund as of a recent date.

b)	In the “Principal Risks” section, add credit risk for investment grade securities.

c)
With regard to disclosure in the “Performance” section, explain supplementally why the Custom Blended Index consists of 50% of the S&P 500 Index when the broad based market index used for comparison purposes is the Russell 1000 Index.  Also, move the sentence regarding the Custom Blended Index to the third sentence in the introductory paragraph in this section.  Also, move the sentence after the “Average Annual Total Returns” table that begins “For the periods shown prior to February 28, 2007, …” to another part of the prospectus.

Response:  In response to the comments above, please be advised as follows:

a)
There is no maturity strategy for the bond portion of this fund.  Rather, as noted in response to Comment #4, we target duration which we believe more accurately reflects interest rate risk.  Our strategy is to normally be within a target range of 90-110% of the market benchmark duration.  Disclosure to this effect has been added.  In addition, the dollar-weighted average maturity of the fund as of 6-30-12 was 6.02 years.  Disclosure regarding this has also been added to the prospectus.

b)	Done.

c)
Earlier this year, the fund changed indices from the Russell 1000 Index to the Custom Blended Index.  The Russell 1000 Index still appears in the prospectus because it has not yet been a full year since the index was replaced.  However, to avoid confusion, we have removed references to the Russell 1000 Index, and added the S&P 500 Index to the other two remaining indices shown.  The other changes requested have also been made.

7.
Comment:  In the “Fund Summary” section for the Equity Income Fund, under “Performance,” move the sentence after the “Average Annual Total Returns” table that begins “In addition to the S&P 500 broad based market index…” to the third sentence in the introductory paragraph in this section.

Response:  Done.

8.	Comment: In the “Fund Summary” section for the Large Cap Value Fund, please make the following changes:

a)
In the “Principal Investment Strategies” section, large cap stocks are defined as stocks with market capitalizations of companies represented in the Russell 1000 Value Index.  Confirm supplementally that this is a widely recognized large cap index.  If you are defining large cap stocks this way, please note that the fund must be invested 80% in securities of companies with market caps in the range of market caps, as of the most recent reconstitution date, of the stated index.  Please confirm supplementally that this is the case.  Also, disclose in the prospectus the range of market caps in the index as of the most recent reconstitution date (for a large cap index, you may include just the lower level of the range if you wish).  The same comments apply to the “Fund Summary” section of the Large Cap Growth Fund, the Mid Cap Fund and the Small Cap Fund.

b)	In this same section, in the paragraph discussing the “Participate and Protect” investment philosophy, disclose that this is a conservative investment strategy.

c)	In the “Principal Risks” section, add disclosure regarding equity security risk and ETF risk.

Response:  In response to the comments above, please be advised as follows:

a)
For the Large Cap Value, Large Cap Growth, Mid Cap and Small Cap Funds, the indices used to define market capitalization are widely recognized indices for the market cap they represent.  We understand that by defining market capitalizations the way we do in the prospectus, this means that each fund must be invested 80% in securities of companies with market caps in the range of market caps, as of the most recent reconstitution date, of the stated index.  We have also added disclosure in the prospectus of the range of market caps in the relevant indices as of the most recent reconstitution date.

b)	The requested change has been made to each “Fund Summary” where the “Participate and Protect” strategy is disclosed.

c)	Done.

9.
Comment:  In the “Fund Summary” section for the Large Cap Growth Fund, in the “Principal Investment Strategies” section, clarify whether the 25% investment strategy relating to foreign securities means that all 25% will be invested in emerging markets.  Also, in the “Principal Risks” section, add disclosure for equity security risk

10.	and ETF risk, and change the “Growth Investing Risk” disclosure so as not to refer to a proprietary fund.

Response:  Not all of the 25% relating to foreign securities will be invested in emerging market securities.  Rather, it will likely be a mix of emerging market and established foreign market securities.  Disclosure has been added to make this clear. The other requested changes have been made.

11.
Comment:  In the “Fund Summary” section for the Mid Cap Fund, change the line item in the “Annual Fund Operating Expenses” table that says “Rule 12-1 Fees” to read as follows:  “Distribution and/or Service (12b-1) Fees.”  Also, add disclosure for equity security risk and ETF risk in the “Principal Risks” section, and respond to comment in #8(b) regarding “Participate and Protect.”

Response:  Done.

11.
Comment:  In the “Fund Summary” section for the Small Cap Fund, in the “Principal Investment Strategies” section, add disclosure that at least 80% of the fund’s assets are invested in small cap stocks.  Also, add disclosure for equity security risk and ETF risk in the “Principal Risks” section.  Finally, in the “Performance” section, move the paragraph after the “Average Annual Total Returns” table that begins “In addition to the Russell 2000 broad based market index…” to the third sentence in the introductory paragraph of this section.

Response:  Done.

12.
Comment:  In the “Fund Summary” section for the International Stock Fund, in the “Principal Investment Strategies” section, change the first sentence of the first paragraph to say that the fund invests at least 80% of its assets in foreign “stocks” not foreign “equity securities” (because of the SEC’s name rule; stocks are subsumed within equity securities, but not vice versa).  Note that the staff’s position on what constitutes foreign securities is that the issuer must have its principal operations outside the US, or the issuer must meet two or more of the other factors listed in the second sentence of this paragraph (meeting only one of these factors is not enough, unless it is the principal operations factor).  Please revise the disclosure accordingly.  Regarding the third sentence of this paragraph, note that the staff’s position on convertible securities is that in order to count as a stock, such securities must be in the money and immediately convertible. Finally, add disclosure regarding equity security risk in the “Principal Risks” section.

Response:  All of the requested changes have been made, and the Staff’s position on the issues described above are duly noted.

13.	Comment: In the “Your Account” section, please make the following changes:

a)
Under “Selling Shares” after the table indicating how a shareholder may sell shares via letter, phone, exchange, etc., change the sentence that begins “Redemption requests received and accepted by the fund after the close of regular trading…” to read:  “Redemption requests received in good order by the fund after the close of regular trading….”

b)	Under “General Policies,” in the section titled “Pricing of Fund Shares,” the fourth sentence of the third paragraph should be revised to delete the word “somewhat” before “similar.”

Response:  The changes requested above in (a) and (b) have been made.

14.
Comment:  In the “More Information About MEMBERS Mutual Funds” section, the SEC’s phone number and zip code has changed as follows:  202-551-8090 and 20549-1520.  Please revise the disclosure in the “Public Information” paragraph accordingly.

Response:  Done.

SAI Comments

15.	Comment: In the “Investment Limitations” section:

a)
Regarding limitation #2, confirm supplementally that for the Target Allocation Funds, you look through to the assets held by affiliated underlying funds for purposes of the industry concentration limit, and for unaffiliated underlying funds you apply the test the same way based on what you know about the underlying fund.

b)	Regarding limitation #8, include in the following paragraph a summary of the 1940 Act requirements relative to this item.

Response:  In response to the comments above, please be advised as follows:

a)
Regarding limitation #2, we confirm that for the Target Allocation Funds, we look through to the assets held by affiliated underlying funds for purposes of the industry concentration limit, and for unaffiliated underlying funds we apply the test the same way based on what we know about the underlying fund.

b)	Done.

16.	Comment: In the “Portfolio Turnover” section, disclose the reason for the large change from year to year in portfolio turnover for the Equity Income Fund (58% to 107%).

Response:  Done.

Comment:  In the “Sales Load Waivers for Certain Affiliated Persons of the Trust” section, regarding sales of Class A shares at NAV to trustees of the funds, disclose why you provide this exception.

Response:  Done.

17.	Comment: In the “Portfolio Management” section under “Material Conflicts of Interest” in the Madison Asset Management, LLC section, be more specific about the types of conflicts that may arise.

Response:  Additional disclosure has been added as requested.

18.
Comment:  In the “Portfolio Management” section under “Compensation” in the Lazard Asset Management LLC section, disclose in the last paragraph what the “predetermined benchmark” is for the portfolio managers who manage the International Stock Fund.

Response:  Done.

20.
Comment:  In the “Distribution” section, the last sentence in the second to last paragraph states that the Board adopted the 12b-1 plans because the Board concluded the plans would benefit shareholders.  Provide a summary of the anticipated benefits.

Response:  Done.

21.
Comment:  In the “Code of Ethics” section, if persons subject to the code are permitted to purchase and sell securities, indicate under what circumstances this is allowed (e.g., must they receive pre-approval first, etc.).

Response:  Done.

22.	Comment: In the “Shares of the Trust” section, under “Voting Rights,” if true, indicate that there is one vote per share held and a fractional vote for each fractional share held.

Response:  The requested disclosure has been added.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.  The Registration Statement is scheduled to go effective automatically on August 1, 2012.

Respectfully submitted,

(signature)

Pamela M. Krill
General Counsel and Chief Legal Officer